Valgro® Fund
Proxy Voting Results

The annual meeting of the fund's shareholders was held on April 17, 2003. Shareholders voted the number of shares they held of record on February 28, 2003, when there were 294,699.738 shares outstanding.

Proposal 1 was the election of directors. As shown below, all directors were re-elected. Proposal 2 was the approval of Grant Thornton LLP continuing as the fund's auditor. Proposal 3 was the approval of a revised advisory contract requiring 60 days' notice for termination and binding the adviser by both the fund's and adviser's codes of ethics. As shown below, all proposals were approved.

Count of Shares Voted
Proposal	For	Against	Abstain	% For
director: Robert A. Rintel	278,740.395	0.000	0.000	100%
director: F. Joseph Moretti	278,740.395	0.000	0.000	100%
auditor: Grant Thornton LLP	278,740.395	0.000	0.000	100%
revised advisory contract	278,740.395	0.000	0.000	100%